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                            July 29, 2021

       Debra Havranek
       Vice President, Chief Financial Officer and Treasurer
       Midwest Holding Inc.
       2900 S. 70th, Suite 400
       Lincoln, Nebraska 68506

                                                        Re: Midwest Holding Inc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 15,
2021
                                                            Form 8-K Dated May
13, 2021
                                                            Filed May 13, 2021
                                                            File No. 001-39812

       Dear Ms. Havranek:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures
       Adjusted Revenue, page 47

   1. Please represent to us that in future annual and periodic reports you will revise your adjusted revenue
non-GAAP measure to remove the deferred coinsurance ceding
                                                        commission adjustment
or tell us why the acceleration of these deferred commissions is not an individually
tailored revenue recognition method. This comment also applies to your adjusted net
income (loss) measure on page 48. See Question 100.04 of the
                                                        Compliance and
Disclosure Interpretations (CDIs) on Non-GAAP Financial Measures.
 Debra Havranek
FirstName  LastNameDebra Havranek
Midwest Holding  Inc.
Comapany
July       NameMidwest Holding Inc.
     29, 2021
July 29,
Page  2 2021 Page 2
FirstName LastName
Form 8-K Filed May 13, 2021

Exhibit 99.2
Press Release dated May 13, 2021, Announcing Financial Results for the First Quarter Ended
March 31, 2021
First Quarter 2021 Highlights, page 1

2. Please represent to us that in future earnings releases you will present your GAAP highlights before your non-GAAP highlights. See CDI 102.10 on Non-GAAP Financial
         Measures, Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to
Item 2.02 of Form
         8-K.
Supplemental Information - Management Financials, page 9

3. Please represent to us that in future earnings releases you will remove the presentation of the full non-GAAP statement of incomes. See CDI 102.10 on Non-GAAP Financial
         Measures.
4. To the extent you continue to present a non-GAAP general and administrative expenses amount after consideration of the preceding comment, please reconcile it to the most directly comparable GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K.
5. Please represent to us that in future earnings releases you will present your GAAP balance sheets and statements of comprehensive income/loss and cash flows before your supplemental non-GAAP information. See CDI 102.10 on Non-GAAP
Financial
         Measures.
Supplemental Information - Management Earnings Power Metrics, page 10

6. Please represent to us that in future earnings releases and investor presentation materials you will remove the incremental net revenue on reinsurance at 4.00% on 90% of written premiums to be ceded non-GAAP adjustment and the incremental investment income, net of expenses at 4.75% of ROA non-GAAP adjustment from both your management
         earnings power - revenue and management earnings power - operating income (loss)
         available to common stockholders non-GAAP measures. Both these adjustments reflect events and transactions that have not yet taken place at rates that may or may not occur.
         Also see CDI 100.04 on Non-GAAP Financial Measures.
7. Please represent to us that in future earnings releases and investor presentation materials you will remove the management attribution of 15% of G&A to investment in future growth non-GAAP adjustment from your management earnings power - operating income
         (loss) available to common stockholders non-GAAP measures. This adjustment appears to inappropriately remove normal, recurring, cash operating expenses necessary to operate your business. See CDI 100.01 on Non-GAAP Financial Measures.
 Debra Havranek
FirstName  LastNameDebra Havranek
Midwest Holding  Inc.
Comapany
July       NameMidwest Holding Inc.
     29, 2021
July 29,
Page  3 2021 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-
3474 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance